May 29, 2012

Via EDGAR

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:                             Ferrellgas Partners, L.P.

Ferrellgas Partners Finance Corp.

Registration Statement on Form S-3

Filed April 12, 2012

File No. 333-180684

Dear Ms. Ransom:

We are writing to respond to your letter, dated May 10, 2012, to J. Ryan VanWinkle, Senior Vice President and Chief Financial Officer of Ferrellgas Inc., with respect to the above-referenced filing.  To facilitate your review of the above-referenced filing, this letter keys the responses of Ferrellgas Partners, L.P. and Ferrellgas Partners Finance Corp. (together, the “Companies”) to your comments.

General

1.                                       It does not appear that you have posted on your website as required by Item 405 of Regulation S-T the Interactive Data Files required by Rule 101 of Regulation S-T.  Therefore, you are not current with your Exchange Act reports and, as a result, are not currently eligible to use Form S-3.  Please see instruction I.A.8(b) of Form S-3.  For additional guidance, please see Section I.D of SEC Release No. 33-9002 available on our website at http://www.sec.gov/rules/final/2009/33-902l.pdf.  Please post on your corporate website all interactive data files required to be posted pursuant to Rule 405 of Regulation S-T.

ANSWER

The Companies have been posting the Interactive Data Files required by Rule 101 of Regulation S-T on the website as required by Item 405 of Regulation S-T.  We have included a more prominent link on the website.  Please see the website at www.ferrellgas.com.

Description of Warrants, page 44

2.                                       In the first sentence you disclose that you may issue warrants exercisable for “other securities” of “another issuer.”  Please tell us whether these warrants can be exercised for securities of a third-party issuer.  If so, please tell us whether the offer of these third-party securities will be registered under the Securities Act or otherwise exempted.  Please also tell us whether you intend to identify the third-party issuers and provide disclosure regarding these issuers in your registration statement.  If not, then explain to us why such identification and disclosure are unnecessary.  For example, please tell us whether you intend to rely on the position described in the June 24, 1996 Morgan Stanley & Co., Incorporated no-action letter.

ANSWER

We have revised the first sentence under Description of Warrants to delete the reference to “another issuer.”  The revised sentence reads as follows:

“Ferrellgas Partners may issue warrants to purchase debt securities, common units or other securities issued by us.”

Part II, page II-1

Item 16.  Exhibits, page II-4

3.                                       You indicate that you will file the Statement of Eligibility of Trustee on Form T-1 as an exhibit to a Current Report on Form 8-K or post-effective amendment to your registration statement on Form S-3.  Please note that the Form T-1 should be filed under the electronic form type “305B2.”  For additional guidance, please see Trust Indenture Act of 1939 Compliance and Disclosure Interpretation 206.01 available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtm#tia.

ANSWER

We will file the Statement of Eligibility of Trustee on Form T-1 under electronic form type 305B2.  We have revised Item 16 — Exhibits and the Exhibit Index to indicate that such form will be filed in accordance with the requirements of Section 305(b)(2) of the Trust Indenture Act of 1939.

Item 17.  Undertakings, page II-5

4.                                       Please revise to include the undertaking required by Item 512(j) of Regulation S-K.

ANSWER

We have revised Item 17 — Undertakings to include the undertaking required by Item 512(j) of Regulation S-K.

Legality Opinion, Exhibit 5.1

5.                                       We note your assumption (g) that the Warrant Agreement will be governed by the laws of the State of Delaware.  As these securities are contractual obligations issued pursuant to the Warrant Agreement and counsel is opining that the warrant will be a binding obligation of the registrant under the law of the jurisdiction governing the warrant, please have counsel revise the applicable law to include the laws of the State of Delaware.  See Section II.B.1.f. of Staff Legal Bulletin 19 available on our website at http://www.sec.gov/interps/legal/cfslb19.htm.

ANSWER

We have revised the definition of “Applicable Law” to include the laws of the State of Delaware solely with respect to the Warrant Agreement.

6.                                       Please confirm that when a takedown occurs, you will file an appropriately unqualified opinion of counsel no later than the closing date of the offering of the securities covered by the registration statement.  See Section II.B.2.a of Staff Legal Bulletin No. 19 available on our website at http://www.sec.gov/interps/legal/cfslb19.htm.  Please also confirm that the takedown opinions will not:

•                                          Assume the signatures with respect to the Issuers are authorized, as currently reflected in counsel’s assumption (b);

•                                          Assume the authorization, execution and delivery of the subject documents with respect to the Issuers, as currently reflected in counsel’s assumption (e); and

•                                          Include assumptions (g), (h) and (i).

ANSWER

We confirm that when a takedown occurs, we will file an appropriately unqualified opinion of counsel no later than the closing date of the offering of the securities covered by the registration statement.  We also confirm that the takedown opinions will not:

•                                          Assume the signatures with respect to the Issuers are authorized, as currently reflected in counsel’s assumption (b);

•                                          Assume the authorization, execution and delivery of the subject documents with respect to the Issuers, as currently reflected in counsel’s assumption (e); and

•                                          Include assumptions (g), (h) and (i).

7.                                       We refer you to both parenthetical clauses in opinion numbers 3, 4 and 5.  Please explain the purpose and need for these parenthetical clauses, as they do not appear to be appropriate assumptions.  Alternatively, please revise to delete these assumptions.  See Section II.B.1.b. of Staff Legal Bulletin No. 19 available on our website at http://www.sec.gov/interps/legal/cfslb19.htm.

ANSWER

We have revised opinion numbers 3, 4 and 5 to remove the first parenthetical and to revise the second parenthetical.  The reason for the revision to the second parenthetical is that there are specific provisions of the Delaware Revised Uniform Limited Partnership Act that potentially impact the limited liability of limited partners and the non-assessability of their units.  Since the status of the potentially affected limited partners cannot be known by us, it is typical that this exception is included.  Our intent of the prior language was to capture these provisions in a more general statement.  For clarity, we have included references to the specific provisions that could be applicable.  The revised opinions read as follows:

3.             Common Units. When (i) the Corporate Proceedings relating to the Common Units have been completed, (ii) the Common Units have been issued and sold as contemplated by the Registration Statement, the Prospectus and the applicable supplement to such Prospectus, and (iii) the Partnership has received the consideration provided for in the applicable supplement to the Prospectus and any applicable definitive purchase, underwriting or similar agreement approved by the Partnership, the Common Units will be duly authorized, validly issued, fully paid and nonassessable (except as non-assessability may be affected by Sections 17-303, 17-607 and 17-804 of the Delaware Partnership Act).

4.             Senior Units.  When (i) the Corporate Proceedings relating to the Senior Units have been completed, (ii) the Senior Units have been issued and sold as contemplated by the Registration Statement, the Prospectus and the applicable supplement to such Prospectus, and (iii) the Partnership has received the consideration provided for in the applicable supplement to the Prospectus and any applicable definitive purchase, underwriting or similar agreement approved by the Partnership, the Senior Units will be duly authorized, validly issued, fully paid and nonassessable (except as non-assessability may be affected by Sections 17-303, 17-607 and 17-804 of the Delaware Partnership Act).

5.             Deferred Participation Units.  When (i) the Corporate Proceedings relating to the DPUs have been completed, (ii) the DPUs have been issued and sold as contemplated by the Registration Statement, the Prospectus and the applicable supplement to such Prospectus, and (iii) the Partnership has received the consideration provided for in the applicable supplement to the Prospectus and any applicable definitive purchase, underwriting or similar agreement approved by the Partnership, the DPUs will be duly authorized, validly issued, fully paid and nonassessable (except as non-assessability may be affected by Sections 17-303, 17-607 and 17-804 of the Delaware Partnership Act).

***

We acknowledge that:

•                                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective it does not foreclose the Commission from taking any action with respect to the filing;

•                                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                  the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me at 913-661-1528 or David Ronn of McGuireWoods LLP at 713-353-6671 to discuss any remaining questions or comments.  We thank you for your comments and questions and look forward to your response which should be addressed to J. Ryan VanWinkle, Senior Vice President and Chief Financial Officer.

Sincerely,

/s/ J. Ryan VanWinkle
J. Ryan VanWinkle
Senior Vice President and
Chief Financial Officer

cc:                                 David L. Ronn

McGuireWoods LLP